UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

MP Materials Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

553368101
(CUSIP Number)

James H. Litinsky c/o JHL Capital Group LLC 900 North Michigan Avenue, Suite 2000 Chicago, IL 60611 (312) 628-7350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553368101	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS
JHL Capital Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,706,001

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,706,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,706,001

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC

CUSIP No. 553368101	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS
JHL Capital Group Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,498,799

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,498,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,498,799

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 553368101	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS
JHL Capital Group Holdings Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,204,994

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,204,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,204,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 553368101	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS
JHL Capital Group Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,703,793

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,703,793

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,703,793

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 553368101	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS
JHL Capital Group Master Fund GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,703,793

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,703,793

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,703,793

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

CUSIP No. 553368101	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS
JHL Capital Group L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,706,001

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,706,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,706,001

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 553368101	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS
James H. Litinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,940,281

	8	SHARED VOTING POWER
41,706,001

	9	SOLE DISPOSITIVE POWER
15,940,281

	10	SHARED DISPOSITIVE POWER
41,706,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,646,282

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Page 9 of 15 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of MP Materials Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 6720 Via Austi Parkway, Suite 450, Las Vegas, Nevada 89119.

Item 2.	Identity and Background

(a), (f) This Schedule is filed jointly by the following entities and persons: (i) JHL Capital Group LLC, a Delaware limited liability company (“JHL Capital Group”); (ii) JHL Capital Group Holdings One LLC, a Delaware limited liability company (“JHL Group Holdings One”); (iii) JHL Capital Group Holdings Two LLC, a Delaware limited liability company (“JHL Group Holdings Two”); (iv) JHL Capital Group Master Fund L.P., a Cayman Islands limited partnership (“Master Fund”); (v) JHL Capital Group Master Fund GP Ltd., a Cayman Islands exempted company (“Master Fund GP”); (vi) JHL Capital Group L.P., a Delaware limited partnership; and (vii) James H. Litinsky, an individual and citizen of the United States (“Mr. Litinsky” and, together with JHL Capital Group, JHL Group Holdings One, JHL Group Holdings Two, Master Fund, Master Fund GP and JHL Capital Group L.P., the “Reporting Persons”).

(b) The address for JHL Capital Group, JHL Group Holdings One, JHL Group Holdings Two, JHL Capital Group L.P. and Mr. Litinsky is 900 N. Michigan Avenue, Suite 2000, Chicago IL 60611. The address for the Master Fund and the Master Fund GP is Ugland House, South Church Street, P.O. Box 309, Grand Cayman KY1-1104, Cayman Islands.

(c) This Schedule relates to Common Stock held for the account of each of JHL Capital Group, JHL Group Holdings One, JHL Group Holdings Two and James Henry Litinsky, Trustee of James Henry Litinsky Revocable Trust u/a/d 10/19/2011 (the “Revocable Trust”). Master Fund is the 100% owner of each of JHL Group Holdings One and JHL Group Holdings Two. Master Fund GP is the general partner of Master Fund. JHL Capital Group is the investment manager of Master Fund, and is also the 100% owner of Master Fund GP. JHL Capital Group L.P. is the 100% owner of JHL Capital Group. James H. Litinsky holds a controlling interest in JHL Capital Group L.P. and serves as Chief Executive Officer of JHL Capital Group, as well as director of JHL Master Fund GP.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 15, 2020, the MP Mine Operations LLC (“MPMO”) and Secure Natural Resources LLC (“SNR”) entered into a merger agreement (the “Merger Agreement”) pursuant to which, effective November 17, 2020, SNR and MPMO combined with the predecessor to the Issuer, Fortress Value Acquisition Corp. (“FVAC”), a special purpose acquisition company, and FVAC was renamed MP Materials Corp. (the “Business Combination”). Upon the consummation of the Business Combination, MPMO and SNR each became indirect wholly-owned subsidiaries of the Issuer.

Page 10 of 15 Pages

Prior to the Business Combination, Mr. Litinsky served as the co-Chairman of MPMO and Chairman of SNR. Also prior to the Business Combination, JHL Capital Group Holdings Two LLC held approximately 60% of the interests, on a fully diluted basis, in MPMO, and JHL Capital Group Holdings One LLC held approximately 72.6% of the interests in SNR.  In advance of the Business Combination, each of JHL Capital Group Holdings Two LLC and JHL Capital Group Holdings One LLC transferred certain common units of MPMO and SNR, respectively, to JHL Capital Group and the Revocable Trust and the common units of MPMO and SNR were converted into shares of MPMO Holding Company (“MPMO Holdco”) common stock and SNR Holding Company, LLC (“SNR Holdco”) common stock, respectively.

In connection with the consummation of the Business Combination, in accordance with the applicable terms of the Merger Agreement: (i) JHL Capital Group received 1,652 shares of Common Stock; (ii) JHL Group Holdings Two received 31,204,994 shares of Common Stock; and (iii) the Revocable Trust received 11,927,365 shares of Common Stock, each in exchange for the shares of MPMO Holdco common stock held by such person.

Also in connection with the consummation of the Business Combination, in accordance with the applicable terms of the Merger Agreement: (i) JHL Capital Group received 556 shares of Common Stock; (ii) JHL Group Holdings One received 10,498,799 shares of Common Stock; and (iii) the Revocable Trust received 4,012,916 shares of Common Stock, each in exchange for the shares of SNR Holdco common stock held by such person.

In lieu of fractional shares, the Issuer paid cash to each holder who otherwise would have been entitled to receive a fractional share.

In addition, in connection with the consummation of the Business Combination, in accordance with the applicable terms of the Merger Agreement, holders of MPMO Holdco preferred stock, MPMO Holdco common stock and SNR Holdco common stock immediately prior to the closing of the Business Combination will have the contingent right to receive additional shares of Common Stock, subject to certain conditions.  Specifically, each of JHL Capital Group, JHL Group Holdings One, JHL Group Holdings Two and the Revocable Trust will have the contingent right to receive the number of shares of Common Stock set forth in the table below pursuant to the following earnout schedule (collectively, the “Earnout Consideration”), subject to adjustment for certain corporate events affecting the Common Stock and subject to acceleration in the event of a sale of the Issuer, each in accordance with the applicable terms of the Merger Agreement: (a) if, at any time during the ten years following the closing of the Business Combination, the VWAP of Common Stock is greater than or equal to $18.00 for any twenty trading days within any thirty-trading day period; and (b) if, at any time during the ten years following the closing of the Business Combination, the VWAP of Common Stock is greater than or equal to $20.00 for any twenty trading days within any thirty-trading day period.

Direct Holder	Common Stock Earnout Consideration at $18	Common Stock Earnout Consideration at $20
JHL Capital Group	153	153
JHL Group Holdings One	734,241	734,241
JHL Group Holdings Two	2,182,344	2,182,344
James Henry Litinsky, Trustee of James Henry Litinsky Revocable Trust U/A/D 10/19/2011	1,114,795	1,114,795

Page 11 of 15 Pages

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

For so long as the Reporting Persons continue to beneficially own a significant percentage of the outstanding Common Stock, the Reporting Persons will be able to significantly influence the composition of the Issuer’s board of directors (the “Board”) and the approval of actions requiring stockholder approval. Accordingly, for such period of time, the Reporting Persons will have significant influence with respect to the Issuer’s management, business plans and policies, including the appointment and removal of the Issuer’s officers. In particular, for so long as the Reporting Persons continue to beneficially own a significant percentage of Common Stock, the Reporting Persons will be able to cause or prevent a change of control of the Issuer or a change in the composition of the Board and could preclude any unsolicited acquisition of the Issuer.

Effective upon the closing of the Business Combination, pursuant to an employment agreement dated August 7, 2020, Mr. Litinsky serves as Chairman of the Board and Chief Executive Officer of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the disclosures set forth above, the terms of the agreements described in Item 6 herein, the Issuer’s financial position, operations, prospects, capital structure, strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their respective investments in the Issuer as they deem appropriate, including, without limitation: (i) proposing measures which they believe would enhance shareholder value; (ii) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (iii) disposing of any or all of their Securities in the open market or otherwise; (iv) engaging in any hedging or similar transactions with respect to the Securities; or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Also, consistent with their investment intent, the Reporting Persons have engaged, and may further engage, in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.	Interest in Securities of the Issuer

(a, b)  As of the date hereof, Mr. Litinsky may be deemed to beneficially own 57,646,282 shares of Common Stock, representing approximately 37.0% of the shares of Common Stock outstanding. This amount consists of:  (i) 2,208 shares of Common Stock held directly by JHL Capital Group, representing approximately 0.0% of the shares of Common Stock outstanding; (ii) 10,498,799 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 6.7% of the shares of Common Stock outstanding; (iii) 31,204,994 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 20.0% of the shares of Common Stock outstanding; and (iv) 15,940,281 shares of Common Stock held in the Revocable Trust, representing approximately 10.2% of the shares of Common Stock outstanding.

Page 12 of 15 Pages

As the 100% owner of each of JHL Group Holdings One and JHL Group Holdings Two, Master Fund may be deemed to beneficially own 41,703,793 shares of Common Stock, representing approximately 26.7% of the shares of Common Stock outstanding.  This amount consists of (i) 10,498,799 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 6.7% of the shares of Common Stock outstanding and (ii) 31,204,994 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 20.0% of the shares of Common Stock outstanding.  As the general partner of Master Fund, Master Fund GP may be deemed to beneficially own the 41,703,793 shares of Common Stock beneficially owned by Master Fund, representing approximately 26.7% of the shares of Common Stock outstanding.

As the investment manager of Master Fund and the 100% owner of Master Fund GP, JHL Capital Group may be deemed to beneficially own 41,706,001 shares of Common Stock, representing approximately 26.7% of the shares of Common Stock outstanding. This amount consists of: (i) 2,208 shares of Common Stock held directly by JHL Capital Group, representing approximately 0.0% of the shares of Common Stock outstanding; (ii) 10,498,799 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 6.7% of the shares of Common Stock outstanding; and (iii) 31,204,994 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 20.0% of the shares of Common Stock outstanding.  As the 100% owner of JHL Capital Group, JHL Capital Group L.P. may be deemed to beneficially own the 41,706,001 shares of Common Stock beneficially owned by JHL Capital Group, representing approximately 26.7% of the shares of Common Stock outstanding.

The percentage of shares of Common Stock outstanding reported herein is based on 155,920,632 shares of Common Stock outstanding as of closing of the Business Combination and related transactions on November 17, 2020, as set forth in the Issuer’s current report on Form 8-K, filed on November 17, 2020.

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated by reference herein.  Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by the Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The responses to Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

Amended and Restated Registration Rights Agreement.  As of the closing of the Business Combination, the Issuer entered into the Amended and Restated Registration Rights Agreement (“A&R RRA”) with JHL Capital Group, JHL Group Holdings One, JHL Group Holdings Two, the Revocable Trust and certain other Issuer stockholders.  In accordance with the A&R RRA, the parties to the A&R RRA and their permitted transferees are entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. The A&R RRA also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Page 13 of 15 Pages

Pursuant to the terms of the A&R RRA, JHL Capital Group, JHL Group Holdings One, JHL Group Holdings Two and the Revocable Trust have agreed to be subject to a 1-year lockup in respect of their Common Stock, subject to certain customary exceptions (including the attainment of certain trading price thresholds).

The foregoing summary of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amended and Restated Registration Rights Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

On November 27, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Amended and Restated Registration Rights Agreement, dated November 17, 2020 (incorporated by reference to Exhibit 10.6 of the Issuer’s current report on Form 8-K, filed with the SEC on November 17, 2020)

Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2020

JHL CAPITAL GROUP, LLC

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Chief Executive Officer

JHL CAPITAL GROUP HOLDINGS ONE LLC

By:	JHL CAPITAL GROUP MASTER FUND L.P., its sole owner

By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP HOLDINGS TWO LLC

By:	JHL CAPITAL GROUP MASTER FUND L.P., its sole owner

By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP MASTER FUND L.P.

By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP MASTER FUND GP LTD.

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

Page 15 of 15 Pages

JHL CAPITAL GROUP L.P.

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Authorized Signatory

/s/ James H. Litinsky
James H. Litinsky